May 17, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (336) 719-4566

Mark Castaneda
Chief Financial Officer
Pike Holdings, Inc.
100 Pike Way
Mount Airy, North Carolina 27030


      Re: 	Pike Holdings, Inc.
      	Form S-1 filed April 18, 2005
		File No. 333-124117

Dear Mr. Castaneda:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-
430A information, including a bona fide estimated price range.

2. Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

Prospectus Summary, page 1

3. Please provide the basis for your statements here and throughout your document regarding the size of your operations, your market share, your leading positions, and your industry. For example, refer to your first sentence under the subheading "Business."

4. Please explain in Plain English what you mean by "geographic footprint" in the first paragraph.

5. We note your summary contains a lengthy description of the company`s business and business strategy. Further, we note that nearly identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC Release No. 33-7497 (Jan. 28,
1998).

6. Please review your document and provide the necessary support for
any comparative or factual assertions.  Further, state the basis for
comparative or factual assertions in the prospectus and provide independent support supplementally. For example:
i. "expenditures on distribution and sub-500kV transmission work are
generally more stable than those for heavy transmission infrastructure, which tend to be characterized by distinct, large, one-time projects" . . . page 1
ii. "[o]ur workforce is supported by one of the largest and most modern fleets of specialty vehicles and equipment in our industry"
..
.. . page 1
iii. "year-over-year improvements in recordable and lost-time incident rates at Pike stand-alone in each of the five years ended June 30, 2004" . . . page 61.



Continued Focus on Operating Efficiency and Customer Service, page
3

7. We note your disclosure that you intend to "leverage the scale
and
scope of your capabilities to achieve higher levels of operating efficiency and productivity . . . ."  Please revise to explain what
you mean by "leverage."

Recent Developments, page 4

8. Please tell us supplementally why you consider your July 1,
2004
acquisition to be a "recent" development. We may have further comment based on your response.

Use of Proceeds, page 5

9. Please clarify here, with more detail in your Use of Proceeds section how much of the proceeds you will use to repay senior debt.
Quantify and state the amount of proceeds you will use. For example, if you will use all of the net proceeds to repay senior debt, so state.

Risk Factors, page 12
We have a substantial amount of indebtedness. . . page 17

10. Please disclose your annual debt service, and disclose how much it would increase with each 1% increase in interest rates.

Use of Proceeds, page 23

11. Please disclose the outstanding borrowings under the Tranche B and Tranche C term loans.

Dilution, page 25

12. Revise the dilution table to include the shares underlying options and warrants that officers, directors, and affiliates have the right to acquire. See Regulation S-K, Item 506.

Unaudited Pro Forma Condensed Financial Data, page 26

13. Revise the pro forma statements of operations and the related disclosures on page 7 to delete the pro forma presentations below income from continuing operations. Refer to Rule 11-02 of Regulation
S-X.

14. Expand the disclosures related to the pro forma adjustment to depreciation expense to provide sufficient information to enable a reader to re-compute it. Specifically, please disclose the original weighted-average useful life and cost of Red Simpson`s fixed assets and the adjusted weighted-average useful life and fair value of the assets as a result of the acquisition.

15. Refer to note (b) on page 28 and note (a) on page 30. For each component of your general and administrative expense adjustments, tell us how the item was directly related to the pro forma transactions and why it is non-recurring. Refer to Article 11 of Regulation S-X.

16. Revise note (d) on page 29 to disclose the specific nature of the transaction expenses incurred by Red Simpson.

17. Tell us why you believe it is appropriate to include the write-off of debt fees in the pro forma statements of operations (note h on page 29 and note (c) on page 31) since it appears that they are directly related to the pro forma transaction and non-recurring.

MD&A - Critical Accounting Policies, page 39

18. Revise your critical accounting policies to:

* Disclose how you determined the fair value of each identifiable intangible asset you acquired, including if and how you determined the value of customer relationships you had a pre-existing relationship with. Also, address the potential impact of changes in your assumptions.
* Disclose if the purchase price allocation related to Red Simpson is final. If it is not, disclose and discuss the additional information you are waiting for, the nature of any contingencies and the potential impact of changes in the preliminary purchase price allocation.
* Disclose the amounts you expensed for insurance and claims accruals during each period and discuss the reasons for fluctuations.
Also,
address the potential impact of changes in your assumptions.

MD&A - Recent Developments, page 40

19. Disclose the changes in ownership as a result of 2004 recapitalization.


MD&A - Deferred Compensation, page 41

20. Tell us how you determined the amount of deferred compensation expense you recognized during the period ended December 31, 2004 and the amount you will recognize during the quarter ended June 30, 2005.
In addition, help us understand the amounts and reasons for the deferred compensation adjustments to the pro forma statements of operations.

MD&A - Cash Flows, page 43 and 44

21. Revise the discussion of cash flows to disclose average days outstanding in billed and unbilled accounts receivable during each period and to discuss the reasons for fluctuations.

MD&A - Contractual Obligations and Other Commitments, pages 49 and
50

22. In order to increase transparency, we believe you should revise the tables of contractual obligations to include estimated cash requirements for interest and to disclose in a note the assumptions you used to calculate the estimates. Refer to footnote 46 to Release
No. 33-8350, "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."

Liquidity and Capital Resources, page 46

23. Briefly describe the material financial and other restrictive covenants contained in your credit agreements. Please supplementally confirm to us that you are in compliance with all applicable covenants, provisions, and required ratios in these agreements, and all other long-term debt agreements. In the event you are not in compliance, disclose the terms you do not meet and the potential consequences to shareholders and to the company.

Industry Overview, page 52

24. We note disclosure on pages 53 and 57 of past growth in domestic electricity consumption and projected growth in electric power consumption for the nation as a whole and for the south central and southeastern regions. Please provide us supplementally with copies of the reports of the industry source(s) to which you refer. Please highlight the information that you rely upon for ease of reference.

25. In addition, please tell us whether you believe the materials from which your statements are based are the most recent materials on the subject by the sources. Please tell us whether they have been made available to the public, without payment of subscription or similar fees. Have any of the materials upon which these statements are based been published in widely circulated media of general interest or among industry participants? If so, please tell us when and where.

Business, page 54

26. We note your statement on page 54 that you have developed "strong and long-standing relationships with our customers" over your "60-year history," and similar disclosure on page 1 that references your
"59-year history." Revise your disclosure to eliminate this discrepancy.

27. If material, please disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year and seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K.

History, page 55

28. We note your disclosure concerning "strict internal controls." Consider revising, in light of your disclosure concerning material weaknesses in Red Simpson`s internal control.

Training, Quality Assurance and Safety, page 61

29. We note your disclosure that your safety and training program
"often exceeds DOL requirements." Please revise to state whether you are in compliance with DOL requirements.

Properties, page 62

30. Please disclose the lease expiration dates for your rented properties. If material, please also revise your registration statement to disclose other material lease provisions for your rented properties.

Information Systems, page 63

31. Please revise to disclose why you refer to your information system as "proprietary." Have you filed for protection with the U.S.
Patent and Trademark Office? If so, please disclose. Otherwise, revise as necessary.

Competition, page 63

32. Revise your disclosure in this section to provide an estimate of the number of companies with which you compete and your relative competitive position, if known or reasonably knowable to you. In addition, please explain, if known or reasonably knowable to you, the positive and negative factors pertaining to your competitive position within the industry. See Regulation S-K, Item 101(c)(1)(x).

Regulation, page 63

33. Please revise to clarify your compliance with applicable regulatory requirements. As stated, it appears that you refer only to licensing requirements. Please revise to clarify with respect to all regulation to which you are subject.

34. We note your policy to ensure that permits and licenses are held.
Please revise to explain this policy. Is there a compliance program in place? How is this policy carried out?

Legal Proceedings, page 64

35. We note your disclosure concerning the Department of Labor audit of redemptions of common stock. Please revise to state whether an assessment would materially affect your results of operations, cash flows, or financial condition.

Management, page 65

36. Expand your discussion of Mr. Collins` business experience to include the period from 2000 to 2002. See Regulation S-K, Item
401(e).

Management Services Agreement, page 75

37. Has Goldberg Lindsay & Co. LLC offered to terminate the management agreement in writing? If so, please disclose and file the agreement as an exhibit.

Principal and Selling Stockholders, page 76

38. Please state the number of shares and the date when you arrived at such number for purposes of calculating the percentages shown in your table.

39. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling shareholders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

40. For the selling shareholders who are affiliates of broker-dealers, disclose the following:
i. Whether these selling shareholders purchased in the ordinary course of business; and
ii. Whether, at the time of purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

41. To the extent that any of these selling shareholders did not purchase in the ordinary course or had an understanding with any person to distribute the securities, you must also disclose that these selling shareholders are underwriters.

42. To the extent that any selling shareholders are not broker-dealers or affiliates or are able to make the representations in the preceding comment, please state that these selling shareholders may be underwriters.

43. Disclose when each of the selling security holders acquired the shares of common stock and the nature of the transaction.

Description of Senior Credit Facility, page 82

44. Please revise your disclosure to state how EBITDA is calculated under your credit agreement.

Description of Capital Stock, page 78

45. Please remove the qualification in the last sentence of the first paragraph. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation C.
This also applies to the first paragraph on page 82 and the first paragraph on page 92 under "Additional Information."

Business Combinations under Delaware Law, page 80

46. Please tell us supplementally about your election not to be governed by Section 203 of Delaware General Corporation Law.
Explain
to us how you plan to make this election.

Underwriting, page 89

47. Please identify the selling stockholder that has agreed to provide the over-allotment option.

48. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

49. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

50. Supplementally advise us whether you are doing a directed share program. If so, please confirm, if true, that:
i. Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;
ii. No offers were made prior to the filing of the registration statement;
iii. Offers were made only with the prospectus; and
iv. No funds have been or will be committed or paid prior to effectiveness of the registration statement.
Also, if you are doing a directed share program, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

51. Please disclose the criteria that the underwriters will use in determining whether to consent to releasing the securities subject to the lock-up agreement. Specifically, disclose whether they will consider their own positions in the securities as a factor.

Pike Holdings, Inc. Audited Consolidated Financial Statements

Consolidated Statements of Income, page F-5

43. It is not clear to us how you determined that presenting management fees and recapitalization expenses below income from operations is appropriate and complies with Rule 5-03 of Regulation
S-X. Please revise your classification here and throughout the filing or explain why it is appropriate.

Consolidated Statements of Cash Flows, page F-7

44. It is not clear to us how you determined that presenting recapitalization expenses as a cash outflow from financing activities is appropriate and complies with paragraph 20 of SFAS 95. Please revise your classification or explain how it complies with SFAS
95.

Note 1 - Business, page F-9

45. It appears to us that you should separately disclose revenues from powerline services, storm restoration services and ancillary services as required by paragraph 37 of SFAS 131.


Note 2 - Revenue Recognition, page F-10

46. Please clarify when and how you account for revenues and related costs for materials. In addition, please clarify how you determine estimated losses on unit-based service contracts, including the specific nature of the costs you include, and provide a roll-forward of the estimated losses you recorded during the periods presented. If material, quantify and discuss the significant assumptions you used to estimate losses under critical accounting policies in MD&A.

Note 2 - Goodwill, page F-10

47. Your disclosure implies that you perform impairment reviews of goodwill by comparing its carrying value to undiscounted cash flows.
It is not clear to us how your policy complies with paragraphs 18-
31
of SFAS 142, since they require goodwill to be tested at the reporting unit level using a two-step test. It is also not clear to us how using undiscounted cash flows is consistent with the objective of measuring fair value as discussed in paragraph 24 of SFAS 142. Please clarify and revise your disclosure here and throughout the filing or explain how your current policy complies with SFAS 142.

Note 3 - Property and Equipment, page F-13

48. Please break out your machinery and equipment line item into more specific categories based on the related useful lives and disclose related salvage value percentages. Your current categorization is too broad for a reader to understand the timing of future depreciation expense. In addition, please disclose the amount of repair and maintenance expenses you recorded each period and, if applicable, discuss the reasons for material fluctuations in MD&A.

Note 6 - Mandatorily Redeemable Preferred Stock, page F-15

49. Please help us better understand the facts and circumstances related to: why you initially recorded the series A preferred stock at $17,500,000; why you reduced its carrying value to $5,429,000 at
June 30, 2003; and why you entered into an agreement to repurchase it for $20,000,000 in 2005, as disclosed on page F-34.

Note 9 - Stockholders` Equity, page F-17

50. We note that you did not include your common stock options in the calculation of diluted earnings per shares because the effect would be anti-dilutive. Tell us the fair value of your common stock during each period presented and tell us how such value was determined. In addition, please tell us your proposed IPO price range and provide us a comprehensive discussion of how it was determined.


Note 16 - Subsequent Event, page F-22

51. Please provide the disclosures required by paragraph 57 of SFAS
141 in the notes to your audited financial statements.

Pike Holdings, Inc. Condensed Consolidated Financial Statements
(Unaudited)
General

52. Provide updated financial statements and related disclosures.

Note 5 - Stockholders` Equity, page F-30

53. We note that as part of your 2004 recapitalization transaction you repurchased non-vested options and recorded compensation expense of $4,200,000. Please explain to us how you determined the estimated fair value of the shares you repurchased. In addition, please tell us the share repurchase features within your option arrangements. Discuss how you considered FIN 44 and EITF 00-23 in accounting for any repurchase features and if you determined that the options should receive variable accounting.

Note 7 - Goodwill and Identified Intangible Assets, page F-31

54. Please provide all the disclosures required paragraphs 44 and
45
of SFAS 142, including the weighted average amortization period for each identifiable intangible asset.

Red Simpson, Inc. Consolidated Financial Statements
General

55. Provide audited financial statements for the year ended
December
31, 2001 and unaudited financial statements for the periods ended
June 30, 2004 and 2003 or demonstrate that they are not required by
Rule 3-05 of Regulation S-X.

Consolidated Statements of Income, page F-37

56. It is not clear to us how it was determined that presenting deferred compensation below income from operations is appropriate and complies with Rule 5-03 of Regulation S-X. Please revise the classification or explain why it is appropriate.

Part II

Indemnification

57. Please revise to provide the information required by Item 702 of
Regulation S-K.

Recent Sales of Unregistered Securities

58. Please revise your disclosure in this section to state which exemption from registration was claimed and briefly state the facts relied upon to make the exemption available for each of your recent sales of unregistered securities. See Regulation S-K, Item 701(d).

Undertakings

59. Provide the undertaking required by Item 512(i)(2) of Regulation
S-K.  See Securities Act Rule 430A(a)(2).

Exhibits

60. We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

61. Please file copies of your employment agreements with Messrs.
Pike and Castaneda as exhibits to this registration statement.
See
Regulation S-K, Item 601(b)(10)(iii).


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      You may contact Patricia Armelin, Staff Accountant, at (202) 824-5563 or Anne McConnell, Senior Staff Accountant, at (202) 942-1795 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff
Attorney, at (202) 824-5495 or Lesli Sheppard, Senior Staff Attorney, at (202) 942-1887 with any other questions. Alternatively, you may contact me at (202) 942-1950.



      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	W. Clayton Johnson, Esq. (via facsimile 212/474-3700)
      Cravath, Swaine & Moore LLP
      Worldwide Plaza
	825 Eighth Avenue
	New York, New York 10019
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Mark Castaneda
Pike Holdings, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE